Exhibit 21.1

Subsidiaries of Paperweight Development Corp.

Entity	Jurisdiction of Incorporation

Appvion, Inc.	Delaware
Appvion Canada, Ltd.	Canada
Appleton Papers de Mexico SA de CV	Mexico
Arjo Wiggins Appleton (Bermuda) Limited	Bermuda
PDC Capital Corporation	Wisconsin